

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2024

Charles Ross, Jr.
Chief Executive Officer
American Rebel Holdings, Inc.
909 18th Avenue South, Suite A
Nashville, TN 37212

> **Re: American Rebel Holdings, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **File No. 024-12357**
> **Filed February 22, 2024**

Dear Charles Ross, Jr.:

We have reviewed your amended offering statement and have the following comment(s).

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 8, 2023 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed February 22, 2024

Executive Compensation, page 67

1. Please update your compensation disclosure to reflect the fiscal year ended December 31, 2023.

   Please contact Patrick Fullem at 202-551-8337 or Jay Ingram at 202-551-3397 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Anthony DeMint